Filed by Quepasa Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Quepasa Corporation
Commission File No.: 1-33105
Registration Statement No: 333-176235

On August 11, 2011, Quepasa Corporation issued the following press release:

Quepasa Corporation Reports Second Quarter 2011 Results

Strong Momentum in Social Gaming and Revenues of $1.8 Million Punctuate Excitement Around Planned Merger with myYearbook

WEST PALM BEACH, FL – August 11, 2011 – Social media technology company, Quepasa Corporation (NYSE Amex: QPSA), owner of popular Latino online social network Quepasa.com and social gaming studio Quepasa Games today reported results for its second fiscal quarter of 2011 ended June 30, 2011.

Second Quarter 2011 Highlights

Financial Highlights:

●
Revenues of $1.8 million were reported, a near 59% increase over the $1.2 million reported in the second fiscal quarter of 2010, and $401 thousand or 17% lower than the $2.2 million achieved during the first quarter 2011.

●	Game revenues of $219 thousand were reported in the second quarter of 2011 primarily from the launch of the first internally developed game as a result of the acquisition of gaming studio XtFt.
●	GAAP EPS of ($0.14) loss during 2Q11 compared with ($0.15) loss during 2Q10, and ($0.10) loss in 1Q11.
●	EBITDA came in at a loss of $985 thousand in 2Q11 versus a loss of $156 thousand in 2Q10, and a loss of $357 thousand in 1Q11 (see discussion of EBITDA, a non-GAAP financial measure, below).

Business Development Highlights:

●
During the second quarter of 2011, Quepasa Games announced the launch of its first social game offering, Wonderful City – Rio (Cidade Maravilhosa), across multiple social networking platforms.  As of June 30th, the game had a global install base of over 2 million members, which represents 73% growth on a month-over-month basis.

●
Quepasa Contests reported record engagement results for a campaign with reseller partner Sony Pictures Television Ad Sales Latin America. The campaign drove 13 million engagements, doubling Quepasa Contests previous record. Highlights from the results included over 1.8 million shares – socially and by email – with Facebook and Twitter dominating social behavior.

●
Quepasa announced an agreement with PRISA DIGITAL, the leading media company in the production and distribution of digital news, and entertainment in the Spanish and Portuguese speaking world.  The agreement will bring components of Quepasa’s social media advertising technology to PRISA’s existing network of European, US and Latin American advertisers.

●
Quepasa.com added 4.6 million registered users during the second quarter of 2011, bringing total registered members to a record 38.2 million at the end of June.  Retention metrics showed considerable improvement; on average, return visitors viewed 33.2 pages and spent 18.8 minutes on-site, representing 11% and 42% month-over-month increases, respectively.

●
Shares of Quepasa Corporation were chosen for inclusion in several Russell Indexes including the Russell 2000, the Russell 3000, the Russell Global and the Russell Microcap, as a part of the Russell’s 2011 reconstitution.

Q2 2011 Financial Results

Revenues for the quarter totaled $1.8 million, up nearly 59% from $1.2 million in the second quarter of 2010, and $401 thousand or 17% lower than the $2.2 million achieved during the first quarter 2011.   $219 thousand of these revenues resulted primarily from the successful launch of Quepasa’s first social gaming title.  93% of social games revenues were generated during the months of May and June. The social games revenue recognition for the sale of virtual items is based on the applicable US GAAP.  The remaining revenue came primarily from advertising, in particular the sale of social media advertising campaigns (formerly referred to as DSM campaigns.)   (See “Important Disclosures,” below, regarding revenue sources.)

Net loss for the second quarter of 2011 was $2.3 million or 14 cents per basic and diluted share, an increase from the net loss of $1.9 million or 15 cents per basic and diluted share in the second quarter of 2010, and an increase from a net loss of $1.5 million or 10 cents per basic and diluted share in the prior quarter.

Cash and cash equivalents decreased by $2.3 million to $11.2 million at June 30, 2011, from $13.5 million at December 31, 2010, but increased from $0.5 million at June 30, 2010. The sequential decline is primarily the result of increased accounts receivable and cash usage associated with the acquisition of XtFt and its initial operations developing games, while the year-over-year increase is predominantly the result of the proceeds received from our December 2010 stock offering.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization, including amortization of non-cash stock based compensation) for the second quarter was a loss of $985 thousand or 6 cents per basic and diluted share, declining from an EBITDA loss of $357 thousand or 2 cents per basic and diluted share in the first quarter, and year-over-year from an EBITDA loss of $156 thousand or 1 cent per basic and diluted share the second quarter of 2010 (see important discussion about the presentation of EBITDA, a non-GAAP financial measure , and a reconciliation to the most directly comparable GAAP financial measure, below).

Management Commentary

“Our strategic focus on user retention and monetization yielded exciting results in the second quarter,” said John C. Abbott, CEO of Quepasa. “The early success and growing momentum around the release of our first social gaming title has testified to our ability to leverage our footprint in Latin America to deploy high growth businesses the region. Wonderful City - Rio, produced strong retention metrics and average revenue-per-paying-user (ARPPU) figures ahead of industry averages.  The game’s growing momentum on Facebook, Orkut and Quepasa has put us on an exciting trajectory for the months to come, as we continue to scale our marketing efforts and deploy new versions of the game specific to a broader Latin American audience. We are also excited to show continued progress on the retention and monetization of Quepasa.com. In particular, our Quepasa Contests social media advertising solution generated significant revenue and record engagement levels this past quarter, attracting new partners to our growing list of resellers. We have made a strategic investment, in turn, to support the relaunch of the Quepasa Contests platform to meet this demand. We look forward to benefitting from a more scalable solution that will allow us to appreciate opportunities for engaging Latin audiences in state-of-the-art viral advertising campaigns that span the social web.”

“Finally, we believe the planned merger with myYearbook, set to close in the fourth quarter of 2011, will only accelerate our progress to date. We are excited by the tremendous synergies between the companies, of which our shared strategic emphases on social discovery and social gaming are only the beginning. Our early collaboration with myYearbook’s talented team has only heightened our enthusiasm for the planned combination, and we eagerly anticipate a pathway towards our goal of becoming the leading global platform for social discovery,” said Abbott.

Conference Call

The Company will host a conference call to discuss details and answer questions about the Company’s second quarter 2011 results, as well as provide additional information on the outlook for the remainder of 2011 on Thursday, August  11, 2011, at 4:30 p.m. Eastern Time.  The conference call can be accessed by dialing toll-free (877) 941-8416 (U.S.) or 1-480-629-9808 (international). To access the simultaneous audio-only webcast go to http://viavid.net/dce.aspx?sid=00008A85, or visit the Investors section on the company's website at www.quepasacorp.com. A replay of the call will be available after 7:30 p.m. ET on the same day and until 11:59 p.m. ET September 11, 2011. Toll-free replay number: 1-877-870-5176, International replay number: 1-858-384-5517, Replay pin number: 4461052

About Quepasa Corporation

Quepasa Corporation (NYSE Amex: QPSA) is a social media technology company which owns Quepasa.com, the leading online social network and game platform for the Latino community, Quepasa Games, a cross platform social game development studio, and Quepasa Contests (formerly Quepasa DSM), a cross platform social advertising and contest platform.  Quepasa.com provides fun, interactive, and easy to use social tools, and rich multimedia content in English, Spanish and Portuguese to embrace Latinos everywhere, and empower them to connect online, compete in contests and games and share their interests, ideas, and activities. Quepasa is headquartered in West Palm Beach, Florida with offices in Miami, Los Angeles, Scottsdale, Hermosillo, Mexico, and Curitiba, Brazil.  For more information about the company, go to www.quepasacorp.com, or join for free at www.Quepasa.com.

All names and trademarks are the property of their respective owners.

Cautionary Note Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including statements regarding expanding our monetization opportunities, building our social game audience, introducing a localized version of Wonderful City, introducing a new title, and our belief that the closing of the proposed myYearbook merger, anticipated in the fourth quarter 2011, will make the combined company a leader in social discovery in the Americas.     All statements other than statements of historical facts contained in this press release, including statements regarding our future financial position, liquidity, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.  Important factors that could cause actual results to differ from those in the forward-looking statements include unanticipated software problems which delay or impede the launch of Wonderful City, Quepasa Games’ ability to develop other social games which users are attracted to and will monetize,  competition with other social games, the risk that the Quepasa and myYearbook businesses will not be integrated successfully, and the failure to satisfy the closing conditions contained in the Merger Agreement. Further information on our risk factors is contained in our filings with the SEC, including the Post-Effective Amendment to Form SB-2 on Form S-3 filed on July 27, 2011 and our Form 10-K for the year ended December 31, 2010.  Any forward-looking statement made by us in this press release speaks only as of the date on which it is made.  Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.  We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Important Disclosures
Approximately 79% of the revenues for the three months ended June 30, 2011 came from one company of which a director of Quepasa is an officer or director.

Use of Non-GAAP Financial Information
EBITDA is not a financial measure calculated and presented in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, operating income or any other financial measures so calculated and presented, nor as an alternative to cash flow from operating activities as a measure of the company’s liquidity. Quepasa Corporation defines EBITDA as earnings (or loss) before interest expense, income taxes, depreciation and amortization, including amortization of non-cash stock-based compensation. Other companies (including the company’s competitors) may define EBITDA differently. Quepasa presents EBITDA because it believes it to be an important supplemental measure of performance that is commonly used by securities analysts, investors and other interested parties in the evaluation of companies in a similar industry. Management also uses this information internally for forecasting and budgeting. It may not be indicative of the historical operating results of Quepasa nor is it intended to be predictive of potential future results. Investors should not consider EBITDA in isolation or as a substitute for analysis of results as reported under GAAP. See “Reconciliation of GAAP Income (Loss) to EBITDA (Loss)” below for further information on this non-GAAP measure and reconciliation of GAAP Income (Loss) to EBITDA (Loss) for the periods indicated.

QUEPASA CORPORATION AND SUBSIDIARY
Reconciliation of GAAP Net Income (Loss) to EBITDA (Loss)

	For the Three Months Ended		For the Three Months Ended		For the Three Months Ended
	June 30, 2011	Per Basic and Diluted Share	June 30, 2010	Per Basic and Diluted Share	March 31, 2011	Per Basic and Diluted Share

Net INCOME (LOSS) ALLOCABLE TO COMMON SHAREHOLDERS	$(2,319,439)	$(0.14)	$(1,907,749)	$(0.15)	$(1,517,001)	$(0.10)
Interest expense	151,219	0.01	150,700	0.01	149,986	0.01
Depreciation and amortization of property and equipment	218,740	0.01	85,183	0.01	136,460	0.01
Amortization of stock based compensation	964,610	0.06	1,516,322	0.12	873,234	0.06
EBITDA (loss)	$(984,870)	$(0.06)	$(155,544)	$(0.01)	$(357,321)	$(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC	16,037,343		12,963,227		15,662,232

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, DILUTED	16,037,343		12,963,227		15,662,232

	For the Six Months Ended		For the Six Months Ended
	June 30, 2011	Per Basic and Diluted Share	June 30, 2010	Per Basic and Diluted Share

Net INCOME (LOSS) ALLOCABLE TO COMMON SHAREHOLDERS	$(3,836,440)	$(0.23)	$(4,602,914)	$(0.36)
Interest expense	301,205	0.02	300,604	0.02
Depreciation and amortization of property and equipment	355,200	0.02	192,843	0.01
Amortization of stock based compensation	1,837,844	0.11	3,124,102	0.24
EBITDA (loss)	$(1,342,191)	$(0.08)	$(985,365)	$(0.08)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC	16,344,063		12,881,396

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, DILUTED	16,344,063		12,881,396

QUEPASA CORPORATION AND SUBSIDIARY
Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2011	2010
ASSETS	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$11,192,510	$13,546,572
Accounts receivable, net of allowance of $9,400 and $16,000, at June 30, 2011 and December 31, 2010, respectively	3,081,726	1,361,024
Notes receivable - current portion, including $10,855 and $3,633 of accrued interest, at June 30, 2011 and December 31, 2010, respectively	434,457	314,221
Restricted cash	275,000	275,000
Other current assets	202,039	113,841
Total current assets	15,185,732	15,610,658

Goodwill	4,529,645	-
Property and equipment, net	746,338	645,728
Notes receivable - long-term portion	57,480	156,079
Other assets, net of accumulated amortization of $167,571 and $0, at June 30, 2011 and December 31, 2010, respectively	126,893	40,324
Total assets	$20,646,088	$16,452,789

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, includes $230,058 and $0 due to Beachfront at June 30, 2011 and December 31, 2010, respectively	$385,019	$286,990
Accrued expenses	671,782	414,249
Deferred revenue	73,129	-
Accrued dividends	319,455	278,750
Unearned grant income	11,859	12,364
Total current liabilities	1,461,244	992,353

Notes payable, net of unamortized discount of $1,501,099 and $1,643,241, at June 30, 2011 and December 31, 2010, respectively	6,570,788	6,272,545
Total liabilities	8,032,032	7,264,898

COMMITMENTS AND CONTINGENCIES (see Note 7)

STOCKHOLDERS’ EQUITY :
Preferred stock, $.001 par value; authorized - 5,000,000 shares; 0 and 25,000 shares of Series A Convertible issued and outstanding at June 30, 2011 and December 31, 2010.
Liquidation preference of $2,500,000.	-	25
Common stock, $.001 par value; authorized - 50,000,000 shares; 16,645,781 shares issued and outstanding at June 30, 2011 and 15,287,280 shares issued and outstanding at December 31, 2010	16,647	15,287
Additional paid-in capital	182,292,819	175,276,319
Accumulated deficit	(169,933,329)	(166,096,889)
Accumulated other comprehensive income	237,919	(6,851)
Total stockholders’ equity	12,614,056	9,187,891
Total liabilities and stockholders’ equity	$20,646,088	$16,452,789

QUEPASA CORPORATION AND SUBSIDIARY
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

REVENUES	$1,841,647	$1,156,116	$4,085,211	$1,478,086
OPERATING EXPENSES:
Sales and marketing	253,045	207,198	575,097	380,894
Product development and content	1,919,955	976,460	3,627,419	1,840,137
Games expenses	262,469	-	262,469	-
General and administrative	1,360,875	1,617,040	2,794,759	3,312,233
Depreciation and amortization	218,740	85,183	355,200	192,843
TOTAL OPERATING EXPENSES	4,015,084	2,885,881	7,614,944	5,726,107
LOSS FROM OPERATIONS	(2,173,437)	(1,729,765)	(3,529,733)	(4,248,021)
OTHER INCOME (EXPENSE):
Interest income	17,474	57	34,034	402
Interest expense	(151,219)	(150,700)	(301,205)	(300,604)
Other income	573	534	1,169	1,059
TOTAL OTHER INCOME (EXPENSE)	(133,172)	(150,109)	(266,002)	(299,143)
LOSS BEFORE INCOME TAXES	(2,306,609)	(1,879,874)	(3,795,735)	(4,547,164)
Income taxes	-	-		-
NET LOSS	$(2,306,609)	$(1,879,874)	$(3,795,735)	$(4,547,164)
Preferred stock dividends	(12,830)	(27,875)	(40,705)	(55,750)
NET LOSS ALLOCABLE TO COMMON SHAREHOLDERS	$(2,319,439)	$(1,907,749)	$(3,836,440)	$(4,602,914)

NET LOSS PER COMMON SHARE ALLOCABLE TO COMMON SHAREHOLDERS
BASIC AND DILUTED	$(0.14)	$(0.15)	$(0.23)	$(0.36)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
BASIC AND DILUTED	16,037,343	12,963,227	16,344,063	12,881,396

NET LOSS	$(2,306,609)	$(1,879,874)	$(3,795,735)	$(4,547,164)
Foreign currency translation adjustment	213,296	825	244,770	411
COMPREHENSIVE LOSS	$(2,093,313)	$(1,879,049)	$(3,550,965)	$(4,546,753)

Company Contact:
E. Brian Harvey
Vice President of Capital Markets and Investor Relations
Quepasa Corporation
Tel (310) 801-1719
brian.harvey@quepasacorp.com

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy Quepasa’s securities or the solicitation of any shareholder vote or approval. This communication is being made in respect of the proposed transaction involving Quepasa and Insider Guides. In connection with the proposed transaction, Quepasa has filed with the SEC a registration statement on Form S-4 that includes a proxy statement and prospectus of Quepasa. Before making any voting or investment decision, investors and shareholders are urged to read carefully the proxy statement and prospectus regarding the proposed transaction and any other relevant documents filed by Quepasa with the SEC because they contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Quepasa’s website at www.quepasacorp.com under the heading “Investors” and then under the link “SEC Filings” and from Quepasa by directing a request to Quepasa at Quepasa Corporation, 324 Datura Street, Suite 114, West Palm Beach, FL 33401, Attention: Investor Relations.

Quepasa and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Quepasa’s directors and executive officers in its definitive proxy statement filed with the SEC on April 14, 2011. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials filed with the SEC. You can obtain free copies of these documents from Quepasa using the contact information above.